News Release From Nuance Communications

For Immediate Release
Contacts:

Richard Mack	Sharon Stern / Andrea Priest
Nuance Communications, Inc.	Joele Frank, Wilkinson Brimmer Katcher
Tel: 781-565-5000	Tel: 212-355-4449
Email: richard.mack@nuance.com
Nuance Extends Offer to Acquire Zi Corporation
BURLINGTON, Mass., January 30, 2009 — Nuance Communications, Inc. (NASDAQ: NUAN) today announced that it is extending its previously announced offer to purchase all of the outstanding common shares of Zi Corporation (NASDAQ: ZICA, TSX: ZIC) for US$0.40 per share in cash to 5:00 pm (Calgary time) on February 13, 2009, unless further extended or withdrawn. The tender offer, which was previously scheduled to expire at 5:00 p.m. (Calgary time) on January 30, 2009, has been extended to provide Zi shareholders additional time to consider the merits of the offer. All other terms and conditions of the tender offer described in the offer to purchase and accompanying circular dated November 26, 2008, as amended on December 3, 2008, remain unchanged.
Nuance’s US$0.40 per share cash offer represents a 25 percent premium over the closing price of Zi common shares on NASDAQ on August 13, 2008, the last trading day prior to the public disclosure of Nuance’s initial proposal to Zi’s Board of Directors. The offer will be financed though Nuance’s existing cash on hand.
As of 3:00 pm (Eastern Standard Time) on January 30, 2009, approximately 1,839,629 common shares of Zi were validly tendered and not withdrawn pursuant to the tender offer.
Zi shareholders should contact the broker or bank that holds their Zi common shares or Nuance’s information agent to ensure that their common shares of Zi are deposited into the offer:
Georgeson
North American Toll Free Number (800) 733-6209
Banks and Brokers call (212) 440-9800
The offer is subject to the terms, conditions and other details set forth in the offering documents that Nuance has filed with the U.S. Securities and Exchange Commission (SEC) and applicable Canadian provincial securities commissions.

About Nuance Communications
Nuance is a leading provider of speech and imaging solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Every day, millions of users and thousands of businesses experience Nuance’s proven applications and professional services. For more information, please visit www.nuance.com.
Nuance and the Nuance logo are trademarks or registered trademarks of Nuance Communications, Inc. or its affiliates in the United States and/or other countries. All other company names or product names may be the trademarks of their respective owners.
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer for Zi’s common shares. Nuance filed with the applicable provincial securities regulatory authorities in Canada an offer to purchase, take-over bid circular, letter of transmittal, notice of guaranteed delivery and other related documents on November 26, 2008, as amended on December 3, 2008; and with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO (containing an offer to purchase, a take-over bid circular, letter of transmittal, notice of guaranteed delivery and other related documents) on November 26, 2008, as amended on December 3, 2008, December 15, 2008, December 30, 2008 and January 16, 2009. The offering documents, including an offer to purchase and accompanying circular and a related letter of transmittal, each as amended on December 3, 2008, describing the tender offer and the means for Zi shareholders to tender their common shares of Zi into the tender offer have been mailed to Zi shareholders. Shareholders should read carefully all disclosure materials, as amended from time to time, as they contain important information about the offer. Zi shareholders may obtain copies of all of the offering documents filed by Nuance, including the offer to purchase and accompanying circular (and the related letter of transmittal), free of charge at the SEC’s website (www.sec.gov); the Canadian Securities Administrators’ Website (www.sedar.com); by directing a request to Nuance’s information agent, Georgeson, in North America at (800) 733-6209 and for banks and brokers at (212) 440-9800; or by directing a written request to Nuance, at 1 Wayside Road, Burlington, Massachusetts 01803, Attn: Investor Relations.